September 29, 2005

By Facsimile and U.S. Mail

Louis L. Goldberg
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

	Re:	Imagistics International Inc.
		Schedule 14D-9 filed September 19, 2005
		Schedule 14D-9C filed September 16, 2005

Dear Mr. Goldberg:

	We have the following comments on the above-referenced filing:

Schedule 14D-9

1. Tell us what consideration Imagistics has given to summarizing the basis for the fairness advisor`s opinion.

2. Please revise to disclose the consideration paid or payable to the financial advisor, quantifying the portion of the fee which is contingent upon the consummation of the transaction.

Schedule 14D-9C

3. We note your reference to the safe harbor provisions for forward-looking statements. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.
See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions